Exhibit 99.5

Independent Auditors’ Consent

The Board of Directors
Rogers Communications Inc.

We consent to the use of our report dated January 31, 2003, except as to note 3(A)(ii) which is as of February 7, 2003, with respect to the consolidated balance sheets of Rogers Communications Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income and cash flows for each of the years in the two year period ended December 31, 2002, incorporated in this annual report on Form 40-F by reference.

Toronto, Canada
January 31, 2003